Pricing Supplement Dated October 26, 2009				Rule 424 (b) (3)

(To Prospectus Dated January 16, 2009)				File No. 333-156775

GMAC Inc.
Demand Notes - Floating Rate

Annual Yield:	2.15%

Effective Dates:	10-26-2009	through	11-01-2009